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Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobileye N.V.
Schedule TO-T filed April 5, 2017
(the “Schedule TO”)
Filed by Intel Corporation and Cyclops Holdings, LLC
File No. 5-88520

Dear Ms. Chalk:

On behalf of, and at the direction of, Intel Corporation (“Intel”) and Intel’s wholly owned subsidiary Cyclops Holdings, LLC (“Purchaser” and, together with Intel, the “Filing Persons”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated April 18, 2017 (the “Comment Letter”), relating to the Schedule TO and the tender offer described therein. For your convenience, each response immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, an amendment to the Schedule TO (the “Schedule TO Amendment”) has been filed today to address the Staff’s comments and update certain additional information. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Schedule TO, unless otherwise noted. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

Response to Staff Comments

Schedule TO-T – Offer to Purchase filed as Exhibit (A)(1)(A)

Cover Page

1.	While you may amend the Minimum Offer Condition at any time during the initial offering period, changing it requires amended disclosure and may require an extension of the Offer period. For example, you state that the Minimum Offer Condition will be lowered to 67% if (1) the ITA issues the Pre-Wired Asset Sale Ruling and (2) the Pre-Wired Asset Sale Resolutions and Conversion Resolutions are adopted at the EGM. Although you have noted this in the Offer to Purchase, if these events occur and the Minimum Condition is therefore altered, you must amend the Offer materials, disseminate information about the change and ensure that enough time remains in the initial offering period for Mobileye shareholders to receive and react to the new information. In addition, as it relates to the ownership percentage the Purchaser and Intel may own after the Offer, you may be required to disseminate revised disclosure explaining the impact of this change. For example, in a non-US jurisdiction, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target’s shares, lowering the Minimum Offer Condition may require an explanation of the impact on Intel’s ability to integrate the target company after the offer. Please revise the disclosure to affirm that you will provide shareholders with additional disclosure after any change in the Minimum Offer Condition and that you will ensure that the Offer remains open for an adequate time to allow shareholders to react to that new disclosure. (In this regard, we note that you are not relying on the Tier II cross-border exemptions, based on the cover page of the Schedule TO). In your response letter, please confirm your understanding.

In response to the Staff’s comment, the section entitled “15. Certain Conditions to the Offer” on page 58 of the Offer to Purchase will be amended to include the following paragraph:

With respect to the Minimum Condition, in order to comply with the U.S. tender offer rules, if Purchaser waives (in whole or in part with the written approval of Mobileye) or the Minimum Condition changes (to the extent contemplated under the Purchase Agreement and described in the definition of “Minimum Condition”) prior to the expiration of the Offer (including during any extension of the Expiration Time), then at least five business days prior to the Expiration Time (as it may be extended pursuant to the terms of the Purchase Agreement and as described in the Offer to Purchase), Purchaser will announce such waiver or change of the Minimum Condition and amend the Schedule TO and the Offer to Purchase to reflect such waiver or change. Purchaser or Intel will make this announcement in a press release, which will state the exact percentage applicable to the Minimum Condition and, furthermore, advise Mobileye shareholders to withdraw their tendered Shares immediately if their willingness to tender into the Offer would be affected by such waiver or change of the Minimum Condition.

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

During the five business day period after Purchaser makes the announcement described in this paragraph, the Offer will remain open for acceptances and holders of Shares who have tendered their Shares in the Offer will be entitled to withdraw their Shares. Once the Expiration Time has occurred, holders of Shares will not be entitled to withdraw their tendered Shares.

2.	The Purchase Agreement states that Purchaser will accept for payment tendered shares within two business days after the Expiration Date of the Offer. Payment will be made within three business days of the Acceptance Time. Therefore, it appears payment for tendered shares may occur five business days after the Expiration Date. Tell us why you believe this complies with the prompt payment requirement in Rule 14e-1(c).

The Filing Persons respectfully acknowledge that the prompt payment provisions of Rule 13-4(f)(5) and Rule 14e-1(c) of the Exchange Act require that Purchaser pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer. In construing the word “promptly” in this context, the court in Pryor v. U.S. Steel Corp., 591 F. Supp. 942, 962 (S.D.N.Y. 1984), aff’d in part, rev’d in part, 794 F.2d 52 (2d Cir. 1986), held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of a particular tender offer transaction and the customary practices of the financial community.

The Filing Persons note that, as described in the Offer to Purchase and as agreed in the Purchase Agreement, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter) accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as of such time and shall thereafter as promptly as practicable (but in any event within three business days thereafter) pay for all such Shares. Thus, the Filing Persons note that that the disclosure in the Offer to Purchase sets forth the Filing Persons’ expectation as to the timing of the commencement of payment. The Offer does not permit Purchaser to delay payment for five business days if the Depositary completes its review of the tendered Shares and related materials earlier. The Filing Persons will instruct the Depositary to complete its work as promptly as practicable and will commence payment as soon as the Depositary has done so.

Notwithstanding the foregoing, the Filing Persons respectfully submit that in the context of this Offer, they expect that payment earlier than five business days after the expiration of the Offer may not be practicable due to, among other things, the cross-border nature of the transaction and the number of jurisdictions involved in the review of materials delivered by tendering shareholders and, specifically, the requirement that most beneficial and record holders of Shares submit declaration forms with respect to tax withholding obligations under Israeli law (“Declaration Forms”), the failure of which to provide may subject tendering Mobileye shareholders to up to 25% Israeli income tax withholding on the Offer Consideration otherwise payable to them. Such materials must first be received by the Depositary, then submitted for review by the Israeli sub-paying agent engaged in connection with the Offer, following which such review the Israeli sub-paying agent will indicate to the Depositary whether tax must be withheld with respect to

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

each relevant beneficial and/or record holder. This review must be conducted with respect to both beneficial and record owners, and the Depositary has informed the Filing Persons that Mobileye had, as of the commencement of the Offer, over 100,000 beneficial owners of Shares. Such review is required in order for Purchaser to comply with the requirements of the Israel Withholding Tax Ruling (described in the section entitled “5. Certain Tax Consequences — 5B Certain Israeli Tax Aspects of the Offer and Post-Offer Reorganization). The Israel Withholding Tax Ruling is for the benefit of Mobileye shareholders who are not subject to withholding tax in Israel in order that they may avoid the process necessary to otherwise prove to the Israel Tax Authority that they are not subject to Israeli withholding taxes.

Another circumstance affecting the timing of payments to be made to Mobileye shareholders who have properly tendered shares in the Offer is the fact that Purchaser has provided Mobileye shareholders desiring to tender Shares in the Offer with the ability to submit prior to the expiration of the Offer a Notice of Guaranteed Delivery, and then submit their Shares and other required documents to the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery. With respect to Mobileye shareholders who deliver a Notice of Guaranteed Delivery on the day of the expiration of the Offer, it would therefore not be possible to know whether such Mobileye shareholders actually deliver their Shares and other required documents to the Depositary within the three business days following the expiration of the Offer. Therefore, without removing the Notice of Guaranteed Delivery component from the Offer, which is customary and for the benefit of tendering Mobileye shareholders, not later than five business days after the expiration of the Offer is likely to be the soonest practicable time at which Purchaser may complete its payments in respect of Shares tendered prior to the expiration of the Offer.

After discussion with Purchaser’s depositary for the Offer, and reviewing other precedent transactions, we believe that this timing falls within the customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release No. 43069, section II.D (which provides in part that the Staff would under certain circumstances view payment more than three business days after the date of the transaction to be consistent with Rule 14e-1(c)). We also believe that the payment timing as discussed above is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

3.	In your response letter, clarify when Purchaser’s Call Option could be exercised, with a view to explaining how the exercise of such Option (depending on when it would occur) complies with Rule 14e-5.

As described in the paragraph captioned “Call Option” in the section entitled “11. The Purchase Agreement” on page 32 of the Offer to Purchase, “[t]he Call Option is

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

exercisable one time, in whole or in part, following the Acceptance Time and no later than the last day of the Subsequent Offering Period (including any Minority Exit Offering Period, if applicable).” The amount payable for Ordinary Shares purchased pursuant to the Call Option shall be “an amount per Ordinary Share equal to the Offer Consideration” payable to Mobileye shareholders for their Shares. Purchaser may pay for such Ordinary Shares “by (a) wire transfer of immediately available funds to a bank account designated at least three business days in advance by Mobileye, (b) issuance by Purchaser to Mobileye of a promissory note in favor of Mobileye, guaranteed by Intel or a creditworthy subsidiary of Intel, (c) contribution in kind (inbreng in natura) in accordance with Section 2:94b or (if applicable) 2:204b of the DCC by Purchaser to Mobileye by way of the assignment by Purchaser to Mobileye of a promissory note issued by Intel or a creditworthy subsidiary of Intel in favor of Purchaser, or (d) any combination of clauses (a) through (c).”

The exemption contemplated by Rule 14e-5(b)(1), which provides relief from the restrictions of Rule 14e-5(a) for exercises of related securities into subject securities if the covered person owned the related securities before public announcement of the tender offer, is available to exempt the Call Option from the prohibitions contemplated by Rule 14e-5(a). The Call Option was granted by Mobileye to Purchaser pursuant to the Purchase Agreement prior to the public announcement of the Offer. The Call Option gives Purchaser the right to purchase ordinary shares of Mobileye stock – the subject security of the Offer – and therefore the Call Option is a related security within the meaning of the rule. As a result, in the event the Call Option is exercised, such exercise would be exempt from the restrictions of Rule 14e-5(a) by virtue of the exception in Rule 14e-5(b)(1).

Further, the exemption contemplated by Rule 14e-5(b)(7), which provides relief from the prohibitions of Rule 14e-5(a) for purchases made pursuant to certain contractual obligations, is also available to exempt the Call Option from the prohibitions contemplated by Rule 14e-5(a). Set forth below is a brief legal analysis of the Filing Persons’ compliance with the requirements set forth in this exception, which requirements we have outlined below for the convenience of the Staff.

(i)	The contract was entered into before public announcement of the tender offer.

The Call Option was granted pursuant to the Purchase Agreement, which was entered into as of March 12, 2017. The Purchase Agreement was therefore signed before the tender offer was publicly announced on April 5, 2017.

(ii)	The contract is unconditional and binding on both parties.

The Call Option is not conditional and became binding upon the Filing Persons and Mobileye effective as of March 12, 2017. Namely, the Call Option is irrevocable and its exercise does not require the consent of Mobileye or its shareholders.

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

(iii)	The existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

The Purchase Agreement was filed as Exhibit 2.1 to Intel’s Current Report on Form 8-K filed on March 13, 2017 and is incorporated by reference into the Schedule TO. All material terms of the Purchase Agreement are disclosed in the section entitled “11. The Purchase Agreement; Other Agreements” of the Offer to Purchase.

In addition, Rule 14e-5(a) provides that its restrictions do not apply to any purchases to be made during a subsequent offering period as provided for in Rule 14d-11 if the consideration paid or to be paid for the purchases is the same in form and amount as the consideration offered in the tender offer. Thus, if Purchaser exercises the Call Option and elects to pay for Option Shares in cash, the prohibitions contemplated by Rule 14e-5 would not apply since the Call Option can only be exercised during the Subsequent Offering Period (including any Minority Exit Offering Period, if applicable) and the consideration to be paid would in such case be paid in the same form and amount as the consideration offered in the Offer.

Purpose of the Offer; Plans for Mobileye, page 51

4.	The disclosure here and elsewhere in the Offer to Purchase indicates that if certain resolutions amending Mobileye’s articles of incorporation are adopted at the EGM, transfers of ownership of Mobileye’s shares, including those tendered during a Subsequent Offering Period could be significantly delayed and could be burdensome and expensive because of the required involvement of a Dutch notary in the transfer process.” Please explain, with a view to revised disclosure, how this would comply with your obligation to promptly pay for tendered shares under Rule 14e-1(c). In addition, disclose how long the payment process would take and how expensive it would be if these changes are adopted. We may have additional comments.

Rule 14e-1(c) requires that no person who makes a tender offer shall “[f]ail to pay the consideration offered . . . promptly after the termination or withdrawal of a tender offer.” As a corollary, Rule 14d-11(e) requires that the bidder in a tender offer “immediately accepts and promptly pays for all securities as they are tendered during the subsequent offering period.” As required under Rules 14e-1(c) and 14d-11(e), Purchaser intended to immediately accept and promptly pay for any Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and has disclosed such intention in the Offer to Purchase. As described in the paragraph beginning “Following the Expiration Time, Purchaser intends” in the section entitled “1. Terms of the Offer” on page 7 of the Offer to Purchase, “any Shares tendered [during the Subsequent Offering Period] will immediately be accepted by Purchaser and promptly paid for.”

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

Notwithstanding the foregoing, if Mobileye shareholders approve the Conversion Resolutions at the EGM then Mobileye’s articles of association will be amended during the Subsequent Offering Period such that transfers of Shares, and thus tenders of Shares, could only be effected by way of a deed of transfer executed before a Dutch civil-law notary (as required by the Dutch Civil Code with respect to shares of besloten vennootschap met beperkte aansprakelijkheid or “B.V.” entities). The approval of the Conversion Resolutions is one of the conditions precedent required in order for the Minimum Condition to be automatically reduced from 95% to 67% pursuant to the Purchase Agreement. In order to execute a deed of transfer, the tendering Mobileye shareholder, Purchaser, and Mobileye would each need to execute a power of attorney, which would be required under Dutch law to be legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary. Upon execution of such a deed of transfer (and the completion of the tendering of such Mobileye shareholder’s Shares), such Shares would immediately be accepted by Purchaser and the Offer Consideration payable with respect to such Shares, without interest and less applicable withholding taxes, would promptly be paid to the tendering Mobileye shareholder. The timing and cost associated with such process would depend on how the tendering Mobileye shareholder arranges for the legalization and apostille of its power of attorney, the review of know-your-customer information, and the execution of the applicable deed of transfer, a process in which Purchaser would not be involved. Purchaser and Mobileye will provide legalized and apostilled powers of attorney in advance. Once the Dutch civil-law notary is presented with the legalized and apostilled powers of attorney and know-your-customer information, the process of completing the tender and transfer of such Shares to Purchaser would be completed promptly (within one to two days). Purchaser’s Dutch counsel estimates that the costs associated with transferring a Mobileye shareholder’s Shares following the amendment of Mobileye’s articles of association pursuant to the Conversion Resolutions could be between EUR 2,000 and EUR 5,000 for each notarial deed and related ancillary documents, on a per-transfer basis for any number of Shares. Mobileye shareholders can avoid the time and cost associated with any such additional actions by tendering their shares prior to the Expiration Time. In addition, while Rule 14d-11 requires that any subsequent offering period elected to be offered by a bidder in a tender offer must remain open for at least three business days, Purchaser is offering a longer subsequent offering period in order to maximize participation in the Offer, as well as to ensure that shareholder are paid more quickly that they would be pursuant to the Compulsory Acquisition (permitting investors to keep their securities from being tied up in the Dutch court process) and give them more time to complete the tendering process during this period. Purchaser is offering a 10 business day initial subsequent offering period followed by, if Purchaser elects to either exercise the Call Option or to effectuate the Asset Sale, an additional five business day period (the Minority Exit Offering Period) during which Mobileye shareholders would still be able to tender their Shares.

In order to provide a more fulsome disclosure, the following sentence will be added following the sentence beginning “There will be no withdrawal rights during the Subsequent Offering Period” in the paragraphs beginning “Following the Expiration

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

Time, Purchaser intends” in the section entitled “1. Terms of the Offer” beginning on page 7 of the Offer to Purchase and “Following the Acceptance Time, Purchaser will provide” in the section entitled “11. The Purchase Agreement; Other Agreements” on page 28 of the Offer to Purchase:

If Mobileye’s articles of association are amended during the Subsequent Offering Period pursuant to the Conversion Resolutions proposed to be approved at the EGM by Mobileye shareholders, transfers of Shares, and thus tenders of Shares, can only be effected by way of a deed of transfer executed before a Dutch civil-law notary, which will require any Mobileye shareholder tendering its Shares during such period of time to execute, in coordination with Purchaser, a power of attorney legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary (please see Section 12 — “Purpose of the Offer; Plans for Mobileye — Purpose of the Offer” for additional information).

In addition, the sentence beginning “If such amendment to” in the paragraphs beginning “In addition, you should be aware” under the heading “If I decide not to tender, how will the Offer affect my Shares and what will happen to Mobileye” on page ix of the Summary Term Sheet in the Offer to Purchase and in the section entitled “12. Purpose of the Offer; Plans for Mobileye” on page 52 of the Offer to Purchase will be amended and supplemented as follows:

If such amendment to Mobileye’s articles of association becomes effective during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of the Shares to Purchaser during the Subsequent Offering Period and (if applicable) the Minority Exit Offering Period must be effected by way of a notarial deed executed before a Dutch notary (which will require tendering Mobileye shareholders to execute a power of attorney in coordination with Purchaser, legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary); this will cause transfers of record ownership of Shares to Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of record ownership of Shares to Purchaser prior to the Expiration Time. Any Shares so transferred and tendered will immediately be accepted by Purchaser and promptly paid in cash, at an amount per Share equal to the Offer Consideration, without interest and less applicable withholding taxes.

5.	See our last comment above. In your response letter, analyze how these fees, which will be imposed only for shares tendered during the Subsequent Offering Period, are consistent with Rule 14d-10.

Rule 14d-10(a) requires that no bidder make a tender offer unless: (1) such “offer is open to all security holders of the class of securities subject to the tender offer; and (2) [t]he consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

tender offer.” In accordance with Rule 14d-10(a)(1), the Offer is open to all Mobileye shareholders. In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that are tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period). Any costs associated with transferring Shares during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) pursuant to the process outlined in the response to the Staff’s comment 4, above, would be charged by third party vendors, similar to a broker charging a fee to a tendering shareholder in order to process such tender, and not imposed by Purchaser.

6.	With respect to our prompt payment comment above, provide the same analysis if the articles are amended to prohibit transfers until after March 1, 2019 and clarify whether this applies to shares tendered during the Subsequent Offering Period.

Following the effectiveness of the second amendment of Mobileye’s articles of association pursuant to the Conversion Resolutions following the Delisting (referred to in the Offer to Purchase as “Amendment No. 2”), Shares acquired by Mobileye shareholders (a) prior to the effectiveness of such amendment would remain transferable by such Mobileye shareholders (without the requirement of approval by the Mobileye Board); and (b) following the effectiveness of such amendment would, prior to March 1, 2019, be transferable upon receipt of the approval of the Mobileye Board; provided, in the case of both of the foregoing clauses (a) and (b), that such transfers may only be effected by way of a notarial deed executed before a Dutch civil-law notary. If any such transfer of Shares were made to Purchaser, Purchaser would immediately accept and promptly pay for such Shares as described in the response to the Staff’s comment 4, above. Notwithstanding the foregoing, no notarial deeds would be necessary to receive payment in connection with the Compulsory Acquisition or the Asset Sale, followed by the Liquidation and the Second Step Distribution, and the Filing Persons intend to commence either the Compulsory Acquisition of the Asset Sale promptly following the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period).

7.	You state that after the Offer, “Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, the Post-Offer Reorganization...” State without equivocation, Intel’s and Purchaser’s current intentions with respect to a second-step squeeze out transaction to acquire any Mobileye shares remaining after the Offer is consummated (irrespective of the form of the second-step transaction). If their current intentions are uncertain, describe the factors upon which a determination as to how to proceed would be made. In addition, explain the impact on shareholders that remain after the Offer if Purchaser and Intel do not proceed with a second-step transaction.

The Offer to Purchase provides in various places that “As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.” Nevertheless, for the avoidance of doubt: (a) the paragraph below will be added following the paragraph beginning “If the Post-Offer Reorganization is consummated” on page x of the Summary Term Sheet in the Offer to Purchase; (b) the

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

paragraph below will be added following the paragraph beginning “As promptly as practicable following the closing of the Subsequent Offering Period” in the section entitled “1. Terms of the Offer” on page 8 of the Offer to Purchase; and (c) the paragraphs beginning “Purchaser and Intel may effectuate or cause to be effectuated” in the cover section of the Schedule TO and in the section entitled “12. Purpose of the Offer; Plans for Mobileye” on page 53 of the Offer to Purchase will be amended to read as follows:

In order for Purchaser to become the owner of all of Mobileye’s business operations from and after the consummation of such transaction or series of transactions, as promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Purchaser intends to effectuate either (A) if permissible under applicable law, the Compulsory Acquisition, or (B) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, the Asset Sale, followed by the Liquidation and the Second Step Distribution. Intel and Purchaser will continue to review the structural, tax, and other implications for Intel, Purchaser, and Mobileye associated with the election of either such option as well as the availability of each such option under applicable law.

In addition, the paragraph beginning “Purchaser and Intel may effectuate or cause to be effectuated” in the section entitled “Introduction” on page 4 of the Offer to Purchase will be amended to read as follows:

In order for Purchaser to become the owner of all of Mobileye’s business operations, as promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Purchaser intends to effectuate either (A) if permissible under applicable law, the Compulsory Acquisition, or (B) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, a sale of all or substantially all of the assets of Mobileye to, and the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by, Purchaser (or an affiliate of Purchaser) (the “Asset Sale”), followed by the Liquidation (as defined below) and the Second Step Distribution (as defined below). Intel and Purchaser will continue to review the structural, tax, and other implications for Intel, Purchaser, and Mobileye associated with the election of either such option as well as the availability of each such option under applicable law.

8.	See our last comment above. Provide your analysis in your response letter as to whether Rule 13e-3 will apply to any second-step squeeze out transaction after the offer. We may have further comments.

In the event that Purchaser consummates the Offer, both the Compulsory Acquisition and the Asset Sale, followed by the Liquidation and the Second Step Distribution (each, a

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

“Clean-Up Transaction”), would be excepted from Rule 13e-3 pursuant to and in accordance with the exception provided in Rule 13e-3(g)(1). Rule 13e-3(g)(1) excepts from the provisions of Rule 13e-3 “[a]ny Rule 13e–3 transaction by or on behalf of a person which occurs within one year of the date of termination of a tender offer in which such person was the bidder and became an affiliate of the issuer as a result of such tender offer,” provided that certain conditions are satisfied. These conditions include that “the consideration offered to unaffiliated security holders in such Rule 13e–3 transaction is at least equal to the highest consideration offered during such tender offer.” In the case of a tender offer for any or all securities of a class of the issuer, Rule 13e-3(g)(1) requires the offeror to fully disclose such person’s intention to engage in a Rule 13e–3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof; and such Rule 13e–3 transaction must be substantially similar to that described in such tender offer.

The Staff has elaborated on the need for full disclosure, indicating that a bidder’s use of highly qualified or non-committal language such as “current intention” or “not obligated” would compromise a bidder’s ability to rely on Rule 13e-3(g)(1). See the Staff’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 111, Question 111.01 (January 26, 2009).

In the instant case, both the Compulsory Acquisition and the Asset Sale, followed by the Liquidation and the Second Step Distribution, fall squarely within the Rule 13e-3(g)(1) exception. First, the applicable Clean-Up Transaction would take place within one year of the consummation of the Offer in which Purchaser becomes an affiliate of Mobileye. Second, the per Share consideration to be offered to non-tendering Mobileye shareholders in the applicable Clean-Up Transaction would be equal to the Offer Consideration (provided that in the event that the Compulsory Acquisition is implemented, then the Dutch Court will determine the price to be paid for the non-tendered Shares but Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, though such price may be greater than, equal to or less than the Offer Consideration). Finally, the Offer to Purchase fully discloses Purchaser’s intention to consummate a Clean-Up Transaction, and such intent has been further bolstered in the manner described in the response, above, to the Staff’s comment number 7, above, as well as the form and effect of each proposed Clean-Up Transaction and the proposed terms thereof. Moreover, the terms of the Asset Sale, followed by the Liquidation and the Second Step Distribution, are the product of arms-length negotiations among Intel, Purchaser, and Mobileye and were negotiated as part of one integrated transaction whereby Purchaser is seeking to acquire all of Mobileye’s business operations and the terms of the Compulsory Acquisition are prescribed by Dutch law.

The foregoing facts demonstrate that the planned second-step clean-up transaction falls squarely within the Rule 13e-3(g)(1) exception, supporting the conclusion that the Offer does not constitute the first step in a series of transactions which has either a reasonable likelihood or a purpose of producing a going private effect, within the meaning of Rule 13e-3.

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

9.	Disclose whether US shareholders will be able to participate in any second-step transaction(s) and if so, whether they will do so on the same terms as all other remaining Mobileye shareholders.

Yes, all U.S. Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be eligible to participate in any second-step transaction(s) on the same terms as all other Mobileye shareholders who do not tender their Shares into the Offer. This is described in the description of the Post-Offer Reorganization (e.g., on page 3 of the Offer to Purchase) as follows:

The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the Compulsory Acquisition is implemented, then the Dutch Court (as defined below) will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to or less than the Offer Consideration.

Certain Effects of the Offer, page 56

10.	Describe the “Other Measures” referenced here that Intel may undertake after the Offer.

The “Other Measures” referenced in the section entitled “13. Certain Effects of the Offer” on page 57 of the Offer to Purchase are described in the section entitled “12. Purpose of the Offer; Plans for Mobileye — Alternative Post-Offer Reorganization Measures” on page 54 of the Offer to Purchase. The paragraph captioned “Other measures” in the section entitled “13. Certain Effects of the Offer” on page 57 of the Offer to Purchase will be amended to read as follows:

Other measures. Subject to the terms and conditions of the Purchase Agreement and this Offer to Purchase, Purchaser reserves the right to request Mobileye to submit proposals for a vote at the EGM in order to change the corporate structure

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

and the capital structure of Mobileye and/or achieve an optimal financial or other structuring, including amendments to Mobileye’s articles of association and changes in the accounting policies applied in Mobileye and its subsidiaries, all in accordance with Dutch law and the articles of association of Mobileye and as described in Section 12 — “Purpose of the Offer; Plans for Mobileye —Alternative Post-Offer Reorganization Measures.”

Certain Conditions of the Offer, page 57

11.	Refer to the following statement on page 58 after the bulleted offer conditions: “The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate of modify the Offer in accordance with the terms and conditions of the Purchase Agreement.” All Offer conditions must be described here. Please revise to describe any conditions to the Offer not already included in this section.

All conditions to the Offer are described in the bulleted offer conditions beginning on page 57 of the Offer to Purchase. The sentence identified in the Staff’s comment number 11, above, was included to make clear that the existence of the conditions to the Offer does not in any way modify the other provisions of the Purchase Agreement. In response to the Staff’s comment, the first sentence of the penultimate paragraph of the section entitled “15. Certain Conditions to the Offer” on page 58 of the Offer to Purchase will be amended to read as follows to clarify that there are no other conditions to the Offer:

The conditions to the Offer described above constitute all conditions which must have been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement; provided that such conditions do not limit the rights of Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement.

12.	While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the Offer “regardless of the circumstances giving rise to any such condition...” potentially renders the Offer illusory because the action or inaction of Intel or Purchaser could serve as justification for terminating it. Please revise the disclosure here accordingly.

In response to the Staff’s comment, the first sentence of the last paragraph of the section entitled “15. Certain Conditions to the Offer” on page 58 of the Offer to Purchase will be amended to read as follows to remove any language that could be misunderstood to imply that Purchaser reserves the right to conduct an illusory offer:

The foregoing conditions are for the sole benefit of Intel and Purchaser and may be asserted by Intel or Purchaser or may be waived (subject to applicable law) by Intel or Purchaser in its sole discretion, in each case subject to the terms of the Purchase Agreement and applicable rules and regulations of the SEC.

Ms. Christina Chalk, Senior Special Counsel

May 9, 2017

Miscellaneous, page 61

13.	While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise.

Pursuant to Rule 14d-10(b)(2), the application of Rule 14d-10(a)(1) shall not “[p]rohibit a bidder from making a tender offer excluding all security holders in a state where the bidder is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the bidder to comply with such statute.” In order to clarify that Intel and Purchaser will make a good faith effort to comply with any such statute, the first paragraph of the section entitled “19. Miscellaneous” on page 61 of the Offer to Purchase will be amended to read as follows:

Neither Purchaser nor Intel is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

***

Attached hereto as Exhibit A is a written acknowledgment by each of Intel and Purchaser acknowledging that (i) they are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) they may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 470-4530 should you require further information.

Very truly yours,

/s/ Kenton J. King
Kenton J. King, Esq.

cc:	Intel Corporation
Steve Rodgers
Susie Giordano

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 9, 2017

INTEL CORPORATION
By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

CYCLOPS HOLDINGS, LLC
By:	/s/ Robert H. Swan
Robert H. Swan
Manager